JACOBS FINANCIAL GROUP, INC.
300 Summers Street, Suite 970
Charleston, WV 25301

December 14, 2007

William Patterson
Reclamation Surety Holding Company, Inc.
367 W. Short Street
Lexington, KY 40507

Dear Mr. Patterson

As you know, we have been discussing the acquisition of Cumberland Surety, Inc. ("Cumberland") or its parent corporation, Reclamation Surety Holding Company, Inc. ("RSH"), by Jacobs Financial Group, Inc. ("JFG") for some time and have been conducting due diligence and a financial audit and preparing documents to accomplish the acquisition. It has now become important that we have a formal commitment from you and agree to the terms of acquisition. This will enable us to include Cumberland, its business and personnel (the "Business") in the solicitation materials that we are compiling for the $50 to $100 million public or private equity financing that we are undertaking (the "Financing"). As you know, we have now engaged a major placing agent/underwriter to assist with the Financing.

1.   Offer and Consideration. To this end, JFG is pleased to offer to acquire all of the outstanding shares of RSH (the "Acquisition") for an aggregate purchase price of $3,400,000, payable in a combination of cash, JFG stock and JFG's payment of any balance due under the Addington note at the time of closing (the "Consideration"). This offer is based on the condition that certain of the key employees of Cumberland Surety will have been awarded RSH shares that will entitle them to receive $700,000 of the Consideration and that the Consideration payable to you and such key employees will be in the form of JFG common stock. Each other shareholder of RSH will be given the option of receiving as his or her share of the Consideration either in cash or in JFG stock of equivalent value as established by the terms of the Financing.

2.   Acquisition Structure. The Acquisition will be structured as a merger of RSH with and into a subsidiary of JFG that has been organized as a limited liability company ("JFGsub"), with the RSH shareholders receiving their respective shares of the Consideration upon the merger. JFGsub will be a "disregarded entity" for federal income tax purposes; and, thus, the merger will be treated for federal income tax purposes as a reorganization pursuant to Section 368(a)(1)(A) of the Internal Revenue Code. Each RSH shareholder who receives JFG common stock as his or her share of the Consideration will be entitled to tax-free treatment and will not recognize gain for income tax purposes as the result of the merger.

3.   Financing. The Acquisition is contingent upon and will be consummated within 10 days after the consummation of the Financing, either as a private placement of equity securities of

JFG, a public offering of common stock of JFG, or a similar transaction the effect of which will provide JFG and its subsidiaries with at least $50 million of capital to pursue its business plan.

4.   Due Diligence. JFG and its accountants, lawyers, consultants and other representatives have undertaken a due diligence review of Cumberland's business and operations. You, RSH and Cumberland will continue to cooperate, and cause your representatives to cooperate, with JFG and its representatives in connection with such continuing due diligence review and shall supply JFG and its representatives with such information, materials and documents, and such access to its operations and personnel, as is reasonably requested in connection therewith. Such information, materials and documents shall be treated confidentially in accordance with the Section 9 hereof.

5.   Conditions of the Acquisition. The obligations of each party to close the Acquisition would be conditioned upon: (i) obtaining all required corporate consents or approvals, including, but not limited to, those of the board of directors, which consents or approvals shall be obtained prior to execution of the Definitive Agreement (as defined in Section 6 below); (ii) obtaining any required third party consents or approvals; (iii) no legal action or proceeding having been instituted or threatened by any person seeking to restrain or prohibit the transactions contemplated by this letter, or seeking material damages or other remedies that would materially and adversely affect JFG, you, RSH, Cumberland or the Business in connection with the Acquisition; (iv) satisfactory completion (as determined in JFG's sole discretion) of JFG's due diligence investigation; (v) delivery of executed employment agreements with certain key employees; (vi) completion by JFG of the Financing and (vii) other conditions customary for a transaction of this type.

6.   Definitive Agreement; Deposit.

        (a)   JFG and RSH shall proceed in good faith to complete the documentation of a definitive agreement relating to the Acquisition (the "Definitive Agreement"). The Definitive Agreement will contain, among other things, usual and customary representations and warranties. Each party agrees that it will use its commercially reasonable efforts to arrive at a mutually acceptable Definitive Agreement for approval, execution and delivery on or before January 15, 2008, but in all events prior to the Exclusivity Termination Date.

        (b)   Upon execution of the Definitive Agreement, JFG will make a deposit of $50,000 (the "Deposit") with counsel for _____ to be held in escrow for the benefit of the RSH shareholders. The Deposit will be released to the shareholders of RSH upon the earlier of (i) consummation of the Acquisition, in which case the Deposit will be included in and distributed as part of the Consideration or (ii) termination of this Agreement pursuant to Section 9; provided that the Deposit will be returned to JFG and will not be released to the RSH shareholders if RSH breaches the Definitive Agreement or if the conditions specified in clauses (iii) and (v) of Section 5 are not satisfied or RSH fails to satisfy the conditions specified in clauses (i) and (ii) of Section 5.

(c) Upon execution of such Definitive Agreement, the parties will use commercially reasonable efforts to effect the closing and to proceed with the Acquisition in accordance with the Definitive Agreement, as promptly as is reasonably practicable following closing of the Financing.

7. <u>Confidentiality</u>. This letter and any information and materials provided to JFG in connection with the Acquisition (including due diligence materials) that are not publicly available shall be governed by the terms of that certain confidentiality agreement, dated June 27, 2006, executed by JFG and Cumberland.

8. <u>Exclusivity</u>.

(a) You, individually, and RSH agree that, as from the date that this agreement is countersigned by RSH until 5:00 p.m. New York time on June 30, 2008 (the "Exclusivity Termination Date"), neither you nor RSH or any of its affiliates, nor any of their respective directors, officers, or representatives, shall (i) initiate contact with, solicit, encourage or disclose, directly or indirectly, any information concerning Cumberland or the Business, (ii) afford any access to the personnel, offices, facilities, properties, books and records of Cumberland or the Business, or (iii) enter into any discussion, negotiation, understanding, agreement or arrangement with, any person or entity (other than the JFG and its representatives) in connection with the acquisition of, or any proposal for the acquisition of RSH, Cumberland or the Business or any or all of the capital stock or assets thereof, whether directly or indirectly, by operation of law or otherwise (each an "<u>Acquisition Transaction</u>").

(b) You, RSH and Cumberland shall, and you shall cause each of RSH and Cumberland's directors, officers, and representatives to, immediately cease and suspend any existing activities, discussions or negotiations with any person or entity (other than the JFG or its representatives) conducted heretofore with respect to any Acquisition Transaction.

9. <u>Termination</u>. Either JFG or RSH will have the right to terminate this agreement if the Acquisition has not been consummated by June 30, 2008, in which case the parties will be released from their obligations with respect to the Acquisition. Except as provided in paragraph 6(b) hereof, upon termination the Deposit will be released to the RSH shareholders. For avoidance of doubt, if the failure to complete the Acquisition by such date results from JFG's failure to complete the Financing, the Deposit will be released to the RSH shareholders .

10. <u>Governing Law</u>. This letter shall be governed by, and construed in accordance with, the internal laws of the State of West Virginia.

This letter is intended to constitute a binding obligation of the undersigned parties to proceed with the Acquisition in accordance herewith. This letter shall not be amended, modified or waived by the express or implied conduct of the parties, except by written agreement signed by the officers of the parties, expressly amending, modifying or waiving this letter or any provision hereof.

We look forward to moving ahead on the proposed Acquisition.

Very truly yours,

JACOBS FINANCIAL GROUP, INC.

By _____
Name: John M. Jacobs
Title: Chief Executive Officer

ACCEPTED:

**RECLAMATION SURETY HOLDING
COMPANY, INC.**

By: _____
Name:
Title:

_____
WILLAM PATTERSON

12600055.3